Star Equity Fund Responds to Gyrodyne Board’s Entrenchment Tactics

Alarmed by Board’s Efforts to Stonewall Director Nominations

Believes Change is Needed to the Board

Old Greenwich, CT – June 21, 2023 – Star Equity Fund, LP (“Star Equity Fund”, “we”, or “our”) is an investment fund focused on unlocking shareholder value and improving corporate governance at its portfolio companies. Star Equity fund owns 6.7% of the common stock of Gyrodyne, LLC (Nasdaq: GYRO) (“Gyrodyne” or the “Company”). We believe significant change to the Gyrodyne board of directors (the “Board”) is needed NOW to create value for all shareholders. We have nominated two highly-qualified candidates for election to the Board, Hannah Bible and Matthew Sullivan, to act in the best interests of ALL shareholders. We believe the incumbent Board has been astonishingly conniving in attempting to disqualify our good faith director nomination and in depriving shareholders the opportunity to vote for alternative directors.

The Company has gone to great lengths to invalidate our director nomination

We believe the Board is utilizing underhanded tactics to try to thwart our director nomination. We have now received two deficiency notices from the Company alleging our Nomination Notice and accompanying questionnaires were incomplete and excluded certain information. Certain of these alleged deficiencies rely on categorically false assumptions or manipulations of facts, or are trivial in nature. Additionally, we believe that the Company is spending significant shareholder money on unnecessary investigations in a desperate search for information to discredit our highly qualified and motivated nominees.

The Board employs a multitude of self-serving entrenchment tactics

Stonewalling shareholder input has become a theme at Gyrodyne. Last year, in March 2022, we requested the Board waive its entrenchment mechanism requiring a nominating shareholder to have held at least $2,000 worth, or 1%, of the Company’s common stock for at least one year in order to be eligible to nominate. In yet another example of the entrenched Board’s refusal to facilitate shareholder input, the Company refused our request and this anti-shareholder mechanism remains in full force.

Unfortunately, the Board has carefully insulated itself from shareholder input and continuously rebuffed our attempts to effectuate change. We are shocked by the Company’s defensive moat of bylaw obstacles to the director nomination process, including minimum ownership and holding period thresholds, extensive and invasive nominee questionnaires, and its classified Board structure. These stipulations allow the Board to identify dissident shareholders far in advance, stifle their input, and try to stonewall nominations, as they seem to be attempting to do with our nominees. We believe Gyrodyne’s directors have engineered this labyrinth of barriers in a concerted effort to maintain their positions at Gyrodyne and treat the Company as their personal compensation vehicle.

The Board is significantly misaligned with shareholders’ interests

We believe that the Company's Board and management incentives are in obvious conflict with its duty to create value for all shareholders.
–Firstly, in our view the Board is incentivized to drag out the liquidation process of the Company’s Flowerfield and Cortlandt Manor properties. The Company maintains an egregious compensation plan tied to the dissolution process (the “Bonus Plan”), which allocates 5% of the gross sale proceeds to Board members and management (65% of this pool going to the Board) if the properties are sold above their decade-old 2013 appraised values.
–Secondly, the Board members and management earn an additional fee between 10% and 20% on gross proceeds in excess of the appraised values.

Through prolonging the dissolution process, which has been in process for more than 10 years, the Board continues to collect their annual compensation while increasing the chances of obtaining a higher sale price and, thus, a higher bonus under the Bonus Plan, which ignores the time value of money to the detriment of NPV-minded shareholders. Given the 2013 appraisal values are now 10 years old and were assessed in a significantly different real estate environment, we believe the Board is enriched at the expense of shareholders for protracting the dissolution process. The Company has not completed a sale of any properties within its real estate portfolio since August 2018, almost 5 years ago.

Based on the previous actions of the Board and the misalignment of their incentives, we have no confidence that Gyrodyne will complete its liquidation process by its stated year-end 2024 deadline, which has already been delayed by two years from the previous deadline. On top of this, the GYRO directors collectively own a mere 4% of shares with management owning zero shares — a serious concern for which we fault the Board.

Star Equity Fund remains resolute in its opinion that a change in Board composition is vital to altering the corporate governance practices, changing the onerous compensation plans, and unlocking shareholder value at GYRO. We believe the long-suffering GYRO shareholders deserve better, and we plan to give them a chance for much needed Board change at the upcoming Annual Meeting.

For more information contact:
Star Equity Fund, LP	The Equity Group
Jeffrey E. Eberwein	Lena Cati
Portfolio Manager	Senior Vice President
203-489-9501	212-836-9611
jeff.eberwein@starequity.com	lcati@equityny.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Star Equity Fund, LP (“Star Equity Fund”), together with the other participants named herein (collectively, “Star Equity”), intends to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2023 annual meeting of shareholders of Gyrodyne, LLC a New York limited liability company (the “Company”).

STAR EQUITY STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are anticipated to be Star Equity Fund, Star Equity Fund GP, LLC (“Star Equity Fund GP”), Star Value, LLC (“Star Value”), Star Equity Holdings, Inc. (“Star Equity Holdings”), Star Investment Management, LLC (“Star Investment Management”), Jeffrey E. Eberwein, Hannah M. Bible, and Matthew R. Sullivan.

As of the date hereof, Star Equity Fund beneficially owns directly 99,360 common shares of LLC interests, par value $1.00 per share, of the Company (the “Common Shares”). Star Equity Fund GP, as the general partner of Star Equity Fund, may be deemed to beneficially own the 99,360 Common Shares owned directly by Star Equity Fund. Star Value, as the sole member of Star Equity Fund GP, may be deemed to beneficially own the 99,360 Common Shares owned directly by Star Equity Fund. Star Equity Holdings, as the parent company of Star Equity Fund, may be deemed to beneficially own the 99,360 Common Shares owned directly by Star Equity Fund. Star Investment Management, as the investment manager of Star Equity Fund, may be deemed to beneficially own the 99,360 Common Shares owned directly by Star Equity Fund. Mr. Eberwein, as the Portfolio Manager of Star Equity Fund, may be deemed to beneficially own the 99,360 Common Shares owned directly by Star Equity Fund. As of the date hereof, neither Ms. Bible nor Mr. Sullivan beneficially owns any Common Shares.